UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of July 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE

Veolia Environnement extends debt maturity profile through
successful debt swap

Paris, July 2, 2010. Veolia Environnement closed the bond exchange offer launched on June 24, 2010. The bond exchange involved Veolia Environnement’s 5.875% bonds, maturing February 2012, and its 4.875% bonds maturing May 2013.

In exchange for the bonds presented, a new €835 million bond line maturing in 2021 was issued, based on a rate equivalent to the mid swap rate +130 basis points and paying 4.25%.

The exchange offer has completely fulfilled the goal of lengthening the average duration of Veolia’s funding, by reducing the amount of bond repayments due in 2012 by 33%, and in 2013 by 44%, and setting a new maturity of 2021, while taking advantage of especially favorable market conditions for long-dated issues.

The success of this operation is a reflection of investor confidence in Veolia Environnement’s financial strength, with an order book reaching €1.2 billion, in less than two hours.

The next installment on Veolia Environnement bonds falls due in 2012. This operation has helped to smooth the company’s debt repayment schedule and bolstered its liquidity over the next three years.

"This announcement is not an offer for sale of securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.  The company does not intend to register any of the securities mentioned in this announcement in the United States or to conduct a public offering of securities in the United States."

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With approximately 310,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €34.5 billion in 2009. www.veolia.com

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Analyst and institutional investor contact: Ronald Wasylec - Tel +33 1 71 75 12 23

US Investors contact Terri Anne Powers - Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  July 2, 2010

VEOLIA ENVIRONNEMENT
By:	/s/ Olivier Orsini
Name: Olivier Orsini
Title: Secretrary General